UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Shell plc

Outcome of audit tender process

December 12, 2024

Shell plc (the Company) announces that, following the conclusion of a competitive audit tender process led by the Audit and Risk Committee, the Board has approved the proposed re-appointment of Ernst & Young LLP (EY) as its external auditor to take effect from, and including, the financial year ending 31 December 2026. The re-appointment is subject to shareholder approval at the Company’s 2026 Annual General Meeting.

As a UK public interest entity, we are required to tender our audit every 10 years and rotate every 20 years. EY was first appointed at the AGM in May 2016 after a competitive tender process. We disclosed in our 2023 Annual Report & Accounts that the tender process had commenced, with a view to reaching a conclusion before the end of 2024.

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)20 7934 5550

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Additional regulated information required to be disclosed under the laws of the United Kingdom

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc, Shell Finance US Inc. and Shell International Finance B.V. (Registration Numbers 333-276068, 333-276068-01 and 333-276068-02); and

(b)	the Registration Statements on Form S-8 of Shell plc (Registration Numbers 333-262396 and 333-272192).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: December 12, 2024	/s/ Julie Keefe
Julie Keefe
Deputy Company Secretary